U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

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                                                |  SEC FILE NUMBER    |
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      NOTIFICATION OF LATE FILING

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                                                |    CUSIP NUMBER     |
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         (CHECK ONE):

   [ ] Form 10-K and Form 10-KSB      [ ] Form 20-F        [X] Form 11-K

   [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR


    For Period Ended: DECEMBER 31, 1998
    [ ]  Transition Report on Form 10-K
    [ ]  Transition Report on Form 20-F
    [ ]  Transition Report on Form 11-K
    [ ]  Transition Report on Form 10-Q
    [ ]  Transition Report on Form N-SAR

    For the Transition Period Ended: __________________________________________

_______________________________________________________________________________.


    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________________

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

_______________________________________________________________________________.


PART I -- REGISTRANT INFORMATION

________________________________________________________________________________


      Full Name of Registrant

      CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN
________________________________________________________________________________

      Former Name if Applicable

________________________________________________________________________________

      Address of Principal Executive Office (Street and Number)

      5858 WESTHEIMER, SUITE 200
________________________________________________________________________________

      City, State and Zip Code

      HOUSTON, TEXAS  77057
________________________________________________________________________________

PART II -- RULES 12B-25(B) AND (C)
________________________________________________________________________________


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
________________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Form 11-K cannot be filed within the prescribed period because the audit of the Consolidated Graphics, Inc. 401(K) Savings Plan (the "Plan") for the fiscal year ended December 31, 1998 has not yet been completed by its independent auditors, KPMG, LLP. The independent auditors have informed us that they did not receive the financial documents necessary to conduct the audit from the Plan's trustee in a timely fashion in order to complete the audit before the filing deadline. The Form 11-K cannot be completed in a timely manner without unreasonable effort or expense. A statement from the Plan's independent auditors is attached as Exhibit A.


PART IV -- OTHER INFORMATION
________________________________________________________________________________


      1. Name and telephone number of person to contact in regard to this notification

               R. CLYDE PARKER, JR          (713)              650-2753
                     (Name)               (Area Code)      (Telephone Number)

      2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X] Yes        [ ] No

      3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [ ]  Yes       [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               ________________________________________________
                               (Name of Registrant as specified in charter)

Consolidated Graphics, Inc. Employee 401(K) Savings Plan has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: June 29, 1999                       By: /s/ G. CHRISTOPHER COLVILLE
                                                  G. Christopher Colville


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

________________________________________________________________________________

                                   ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

________________________________________________________________________________

                             GENERAL INSTRUCTIONS

      (i) This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

      (ii) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

      (ii) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      (iv) Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      (v) ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).

                                   EXHIBIT A

                               [KPMG LETTERHEAD]


Consolidated Graphics, Inc.
Attention: Leslie Frisby
5858 Westheimer
Suite 200
Houston, Texas 77057


June 29, 1999


Dear Ms. Frisby


This is to confirm our understanding regarding the timing of our audit procedures related to the Consolidated Graphics, Inc. Employee 401(k) Saving Plan. As of the date of this letter, we have not completed our audit procedures because we did not receive all of the necessary year-end documents from the Plan trustee, Security Trust, until June 25, 1999. This did not provide us with sufficient time to complete our procedures and issue our report prior to the filing deadline of June 29, 1999 for the Form 11-K. Based on the aforementioned, we recommend that you file for an extension of time with the Securities and Exchange Commission.



Very truly yours,

KPMG LLP

/s/ TYLER W. MOORE
    Tyler W. Moore
    Partner